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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

199 Bay Street, Suite 2000, P.O. Box 285, Commerce Court Postal Station, Toronto, Ontario, Canada M5L 1G9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Exhibits 99.2 and 99.3 of this Form 6-K are hereby incorporated by reference into the registrant’s registration statements on Form F-3 (File No. 333-264906), Form S-8 (File No. 333-176856) and Form F-10 (File No. 333-297390).

INDEX TO EXHIBITS

99.1	News Release dated August 11, 2026 – Franco-Nevada Reports Q2 2026 Results

99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2026

99.3	Interim Consolidated Financial Statements for the three and six months ended June 30, 2026

99.4	Certification of Chief Executive Officer

99.5	Certification of Chief Financial Officer

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Coverage Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Date: August 11, 2026	Lloyd Hong

Chief Legal Officer & Corporate Secretary

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